UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Net Element, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64112K106

(CUSIP Number of Class of Securities)

Kenges Rakishev

c/o SAT & Company

241 Mukanova Street

Almaty 050008, Republic of Kazakhstan

7-727-2777-111

Mark Global Corporation

Attention: Kenges Rakishev

c/o Trident Trust Company (BVI) Limited

Trident Chambers, P.O. Box 146

Road Town, Tortola, British Virgin Islands

44-797-7777-667

With a copy to:

Robert I. Wexler, Esq.

Greenberg Traurig, LLP

200 Park Avenue

Florham Park, New Jersey 07932

(973) 360-7900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 2, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64112K106	Page 2 of 10

(1)	Name of reporting person: Kenges Rakishev
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Republic of Kazakhstan
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5)
	(8)	Shared voting power 0 (see Item 5)
	(9)	Sole dispositive power 0 (see Item 5)
	(10)	Shared dispositive power 0 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person HC; IN

SCHEDULE 13D

CUSIP No. 64112K106	Page 3 of 10

(1)	Name of reporting person: Mark Global Corporation
(2)	Check the appropriate box if a member of a group (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power 0 (see Item 5)
	(8)	Shared voting power 0 (see Item 5)
	(9)	Sole dispositive power 0 (see Item 5)
	(10)	Shared dispositive power 0 (see Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 0
(12)	Check box if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 0%
(14)	Type of reporting person CO

This Amendment No. 3 (the “Amendment”) relates to the Statement of Beneficial Ownership on Schedule 13D filed jointly by Mark Global Corporation (“Mark Global”) and Kenges Rakishev (“Mr. Rakishev”) (each, a “Reporting Person” and collectively, the “Reporting Persons”)1 with the SEC on April 30, 2012, as amended by Amendment No. 1 to such statement filed with the SEC on September 27, 2012, and as amended by Amendment No. 2 to such statement filed with the SEC on September 28, 2012 (as further amended by this Amendment, the “Schedule 13D”).

Except as set forth below, all Items of the Schedule 13D remain unchanged. All capitalized terms not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended to add the following information for updating:

As previously disclosed in Amendment No. 2, Mr. Rakishev disclosed that he, through an entity controlled by him, intended to purchase 2,335,155 shares of common stock of Cazador from certain stockholders of Cazador for aggregate proceeds of $23,444,956.20 to help ensure that Cazador had the minimum cash amount of $23,500,000, which minimum cash amount was required by Section 7.03(h) of the Merger Agreement.

Prior to the consummation of the transactions contemplated by the Merger Agreement, Mr. Rakishev, through such entity, purchased 2,320,751 shares of common stock of Cazador from certain of its stockholders for aggregate gross proceeds of $23,300,340.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended to add the following information for updating:

(a) Simultaneously with the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons ceased to have beneficial ownership of any shares of Common Stock.

(b) Simultaneously with the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons ceased to have beneficial ownership of any shares of Common Stock.

(c) Other than the disposition of the shares of Common Stock in connection with the consummation of the transactions contemplated by the Merger Agreement, no transactions in the Common Stock were effected by the Reporting Persons or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule I to the Schedule 13D, since the filing of Amendment No. 2.

(d) Not applicable.

[1]

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Exchange Act.

(e) Simultaneously with the consummation of the transactions contemplated by the Merger Agreement, the Reporting Persons ceased to have beneficial ownership of any shares of Common Stock on October 2, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2012

MARK GLOBAL CORPORATION

By:	/s/ Kenges Rakishev
Kenges Rakishev, Authorized Signatory

/s/ Kenges Rakishev
Kenges Rakishev